                                                                               .
                                                                               .
                                                                               .

     CHUBB GROUP OF INSURANCE    DECLARATIONS
     COMPANIES                   FINANCIAL INSTITUTION INVESTMENT
     15 Mountain View Road,      COMPANY ASSET PROTECTION BOND
     Warren, New Jersey 07059

NAME OF ASSURED (including
its SUBSIDIARIES):               Bond Number: 81391876

ASTON FUNDS                      FEDERAL INSURANCE COMPANY

161 NORTH CLARK STREET           Incorporated under the laws of Indiana a stock
CHICAGO, ILL 60601               insurance company herein called the COMPANY
                                 Capital Center, 251 North Illinois, Suite 1100
                                 Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD:   from 12:01 a.m. on December 31, 2006
                       to 12:01 a.m. on December 31, 2007

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

     If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE
     1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                   LIMIT OF      DEDUCTIBLE
INSURING CLAUSE                                    LIABILITY       AMOUNT
---------------                                  ------------   ------------
 1. Employee                                     $  3,000,000   $          0
 2. On Premises                                  $  3,000,000   $     25,000
 3. In Transit                                   $  3,000,000   $     25,000
 4. Forgery or Alteration                        $  3,000,000   $     25,000
 5. Extended Forgery                             $  3,000,000   $     25,000
 6. Counterfeit Money                            $  3,000,000   $     25,000
 7. Threats to Person                            $Not Covered   $Not Covered
 8. Computer System                              $  3,000,000   $     25,000
 9. Voice Initiated Funds Transfer Instruction   $  3,000,000   $     25,000
10. Uncollectible Items of Deposit               $    250,000   $     25,000
11. Audit Expense                                $     50,000   $     25,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

     1)   Amending Voice Initiated Funds Transfer Instr. Endt.

     2)   Automated Telephone Transaction Endt.

     3)   Telefacsimile Instruction Fraud Endt.

     4)   Deleting Valuation-Other Property Endt.

     5)   Compliance with Applicable Trade Sanction Laws

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

     The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

Employee                         1.   Loss resulting directly from LARCENY or
                                      EMBEZZLEMENT committed by any EMPLOYEE,
                                      alone or in collusion with others.

On Premises                      2.   Loss of PROPERTY resulting directly from
                                      robbery, burglary, false pretenses, common
                                      law or statutory larceny, misplacement,
                                      mysterious unexplainable disappearance,
                                      damage, destruction or removal, from the
                                      possession, custody or control of the
                                      ASSURED, while such PROPERTY is lodged or
                                      deposited at premises located anywhere.

In Transit                       3.   Loss of PROPERTY resulting directly from
                                      common law or statutory larceny,
                                      misplacement, mysterious unexplainable
                                      disappearance, damage or destruction,
                                      while the PROPERTY is in transit anywhere:

                                      a.   in an armored motor vehicle,
                                           including loading and unloading
                                           thereof,

                                      b.   in the custody of a natural person
                                           acting as a messenger of the ASSURED,
                                           or

                                      c.   in the custody of a TRANSPORTATION
                                           COMPANY and being transported in a
                                           conveyance other than an armored
                                           motor vehicle provided, however, that
                                           covered PROPERTY transported in such
                                           manner is limited to the following:

                                           (1)  written records,

                                           (2)  securities issued in registered
                                                form, which are not endorsed or
                                                are restrictively endorsed, or

                                           (3)  negotiable instruments not
                                                payable to bearer, which are not
                                                endorsed or are restrictively
                                                endorsed.

                                      Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19

INSURING CLAUSES
(continued)

Forgery Or Alteration            4.   Loss resulting directly from:

                                      a.   FORGERY on, or fraudulent material
                                           alteration of, any bills of exchange,
                                           checks, drafts, acceptances,
                                           certificates of deposits, promissory
                                           notes, due bills, money orders,
                                           orders upon public treasuries,
                                           letters of credit, other written
                                           promises, orders or directions to pay
                                           sums certain in money, or receipts
                                           for the withdrawal of PROPERTY, or

                                      b.   transferring, paying or delivering
                                           any funds or other PROPERTY, or
                                           establishing any credit or giving any
                                           value in reliance on any written
                                           instructions, advices or applications
                                           directed to the ASSURED authorizing
                                           or acknowledging the transfer,
                                           payment, delivery or receipt of funds
                                           or other PROPERTY, which
                                           instructions, advices or applications
                                           fraudulently purport to bear the
                                           handwritten signature of any customer
                                           of the ASSURED, or shareholder or
                                           subscriber to shares of an INVESTMENT
                                           COMPANY, or of any financial
                                           institution or EMPLOYEE but which
                                           instructions, advices or applications
                                           either bear a FORGERY or have been
                                           fraudulently materially altered
                                           without the knowledge and consent of
                                           such customer, shareholder,
                                           subscriber, financial institution or
                                           EMPLOYEE;

                                      excluding, however, under this INSURING
                                      CLAUSE any loss covered under INSURING
                                      CLAUSE 5. of this Bond, whether or not
                                      coverage for INSURING CLAUSE 5. is
                                      provided for in the DECLARATIONS of this Bond.

                                      For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery                 5.   Loss resulting directly from the ASSURED
                                      having, in good faith, and in the ordinary
                                      course of business, for its own account or
                                      the account of others in any capacity:

                                      a.   acquired, accepted or received,
                                           accepted or received, sold or
                                           delivered, or given value, extended
                                           credit or assumed liability, in
                                           reliance on any original SECURITIES,
                                           DOCUMENTS OR OTHER WRITTEN
                                           INSTRUMENTS which prove to:

                                           (1)  bear a FORGERY or a fraudulently
                                                material alteration,

                                           (2)  have been lost or stolen, or

                                           (3)  be COUNTERFEIT, or

                                      b.   guaranteed in writing or witnessed
                                           any signatures on any transfer,
                                           assignment, bill of sale, power of
                                           attorney, guarantee, endorsement or
                                           other obligation upon or in
                                           connection with any SECURITIES,
                                           DOCUMENTS OR OTHER WRITTEN
                                           INSTRUMENTS.

                                      Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS
                                      OR OTHER WRITTEN INSTRUMENTS by an
                                      EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the
                                      ASSURED is a condition precedent to the
                                      ASSURED having relied on such items.
                                      Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19

INSURING CLAUSES

Extended Forgery                      For the purpose of this INSURING CLAUSE, a
(continued)                           mechanically reproduced facsimile
                                      signature is treated the same as a
                                      handwritten signature.

Counterfeit Money                6.   Loss resulting directly from the receipt
                                      by the ASSURED in good faith of any
                                      COUNTERFEIT money.

Threats To Person                7.   Loss resulting directly from surrender of
                                      PROPERTY away from an office of the
                                      ASSURED as a result of a threat
                                      communicated to the ASSURED to do bodily
                                      harm to an EMPLOYEE as defined in Section
                                      1.e. (1), (2) and (5), a RELATIVE or
                                      invitee of such EMPLOYEE, or a resident of
                                      the household of such EMPLOYEE, who is, or
                                      allegedly is, being held captive provided,
                                      however, that prior to the surrender of
                                      such PROPERTY:

                                      a.   the EMPLOYEE who receives the threat
                                           has made a reasonable effort to
                                           notify an officer of the ASSURED who
                                           is not involved in such threat, and

                                      b.   the ASSURED has made a reasonable
                                           effort to notify the Federal Bureau
                                           of Investigation and local law
                                           enforcement authorities concerning
                                           such threat.

                                      It is agreed that for purposes of this
                                      INSURING CLAUSE, any EMPLOYEE of the
                                      ASSURED, as set forth in the preceding
                                      paragraph, shall be deemed to be an
                                      ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

Computer System                  8.   Loss resulting directly from fraudulent:

                                      a.   entries of data into, or

                                      b.   changes of data elements or programs
                                           within, a COMPUTER SYSTEM, provided
                                           the fraudulent entry or change
                                           causes:

                                           (1)  funds or other property to be
                                                transferred, paid or delivered,

                                           (2)  an account of the ASSURED or of
                                                its customer to be added,
                                                deleted, debited or credited, or

                                           (3)  an unauthorized account or a
                                                fictitious account to be debited
                                                or credited.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

INSURING CLAUSES
(continued)

Voice Initiated Funds Transfer   9.   Loss resulting directly from VOICE
Instruction                           INITIATED FUNDS TRANSFER INSTRUCTION
                                      directed to the ASSURED authorizing the
                                      transfer of dividends or redemption
                                      proceeds of INVESTMENT COMPANY shares from
                                      a CUSTOMER'S account, provided such VOICE
                                      INITIATED FUNDS TRANSFER INSTRUCTION was:

                                      a.   received at the ASSURED'S offices by
                                           those EMPLOYEES of the ASSURED
                                           specifically authorized to receive
                                           the VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION,

                                      b.   made by a person purporting to be a
                                           CUSTOMER, and

                                      c.   made by said person for the purpose
                                           of causing the ASSURED or CUSTOMER to
                                           sustain a loss or making an improper
                                           personal financial gain for such
                                           person or any other person.

                                      In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS
                                      TRANSFER INSTRUCTIONS must be received and processed in accordance with the
                                      Designated Procedures outlined in the
                                      APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit   10.  Loss resulting directly from the ASSURED
                                      having credited an account of a customer,
                                      shareholder or subscriber on the faith of
                                      any ITEMS OF DEPOSIT which prove to be
                                      uncollectible, provided that the crediting
                                      of such account causes:

                                      a.   redemptions or withdrawals to be
                                           permitted,

                                      b.   shares to be issued, or

                                      c.   dividends to be paid,

                                      from an account of an INVESTMENT COMPANY.

                                      In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold
                                      ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                                      ITEMS OF DEPOSIT shall not be deemed
                                      uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense                    11.  Expense incurred by the ASSURED for that
                                      part of the cost of audits or examinations
                                      required by any governmental regulatory
                                      authority or self-regulatory organization
                                      to be conducted by such authority,
                                      organization or their appointee by reason
                                      of the discovery of loss sustained by the
                                      ASSURED and covered by this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

GENERAL AGREEMENTS

Additional Companies Included    A.   If more than one corporation, or
As Assured                            INVESTMENT COMPANY, or any combination of
                                      them is included as the ASSURED herein:

                                      (1)  The total liability of the COMPANY
                                           under this Bond for loss or losses
                                           sustained by any one or more or all
                                           of them shall not exceed the limit
                                           for which the COMPANY would be liable
                                           under this Bond if all such loss were
                                           sustained by any one of them.

                                      (2)  Only the first named ASSURED shall be
                                           deemed to be the sole agent of the
                                           others for all purposes under this
                                           Bond, including but not limited to
                                           the giving or receiving of any notice
                                           or proof required to be given and for
                                           the purpose of effecting or accepting
                                           any amendments to or termination of
                                           this Bond. The COMPANY shall furnish
                                           each INVESTMENT COMPANY with a copy
                                           of the Bond and with any amendment
                                           thereto, together with a copy of each
                                           formal filing of claim by any other
                                           named ASSURED and notification of the
                                           terms of the settlement of each such
                                           claim prior to the execution of such
                                           settlement.

                                      (3)  The COMPANY shall not be responsible
                                           for the proper application of any
                                           payment made hereunder to the first
                                           named ASSURED.

                                      (4)  Knowledge possessed or discovery made
                                           by any partner, director, trustee,
                                           officer or supervisory employee of
                                           any ASSURED shall constitute
                                           knowledge or discovery by all the
                                           ASSUREDS for the purposes of this
                                           Bond.

                                      (5)  If the first named ASSURED ceases for
                                           any reason to be covered under this
                                           Bond, then the ASSURED next named on
                                           the APPLICATION shall thereafter be
                                           considered as the first named ASSURED
                                           for the purposes of this Bond.

Representation Made By Assured   B.   The ASSURED represents that all
                                      information it has furnished in the
                                      APPLICATION for this Bond or otherwise is
                                      complete, true and correct. Such
                                      APPLICATION and other information
                                      constitute part of this Bond.

                                      The ASSURED must promptly notify the
                                      COMPANY of any change in any fact or
                                      circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                      Any intentional misrepresentation,
                                      omission, concealment or incorrect
                                      statement of a material fact, in the
                                      APPLICATION or otherwise, shall be grounds for recision of this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19

GENERAL AGREEMENTS
(continued)

Additional Offices Or            C.   If the ASSURED, other than an INVESTMENT
Employees - Consolidation,            COMPANY, while this Bond is in force,
Merger Or Purchase Or                 merges or consolidates with, or purchases
Acquisition Of Assets                 or acquires assets or liabilities of
Or Liabilities - Notice To            another institution, the ASSURED shall not
Company                               have the coverage afforded under this Bond
                                      for loss which has:

                                      (1)  occurred or will occur on premises,
                                           or

                                      (2)  been caused or will be caused by an
                                           employee, or

                                      (3)  arisen or will arise out of the
                                           assets or liabilities, of such
                                           institution, unless the ASSURED:

                                           a.   gives the COMPANY written notice
                                                of the proposed consolidation,
                                                merger or purchase or
                                                acquisition of assets or
                                                liabilities prior to the
                                                proposed effective date of such
                                                action, and

                                           b.   obtains the written consent of
                                                the COMPANY to extend some or
                                                all of the coverage provided by
                                                this Bond to such additional
                                                exposure, and

                                           c.   on obtaining such consent, pays
                                                to the COMPANY an additional
                                                premium.

Change Of Control - Notice To    D.   When the ASSURED learns of a change in
Company                               control (other than in an INVESTMENT
                                      COMPANY), as set forth in Section 2(a) (9)
                                      of the Investment Company Act of 1940, the
                                      ASSURED shall within sixty (60) days give
                                      written notice to the COMPANY setting
                                      forth:

                                      (1)  the names of the transferors and
                                           transferees (or the names of the
                                           beneficial owners if the voting
                                           securities are registered in another
                                           name),

                                      (2)  the total number of voting securities
                                           owned by the transferors and the
                                           transferees (or the beneficial
                                           owners), both immediately before and
                                           after the transfer, and

                                      (3)  the total number of outstanding
                                           voting securities.

                                      Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys'       E.   The COMPANY will indemnify the ASSURED for
Fees                                  court costs and reasonable attorneys' fees
                                      incurred and paid by the ASSURED in
                                      defense, whether or not successful,
                                      whether or not fully litigated on the
                                      merits and whether or not settled, of any
                                      claim, suit or legal proceeding with
                                      respect to which the ASSURED would be
                                      entitled to recovery under this Bond.
                                      However, with respect to INSURING CLAUSE
                                      1., this Section shall only apply in the
                                      event that:

                                      (1)  an EMPLOYEE admits to being guilty of
                                           LARCENY OR EMBEZZLEMENT,

                                      (2)  an EMPLOYEE is adjudicated to be
                                           guilty of LARCENY OR EMBEZZLEMENT, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 6 of 19

GENERAL AGREEMENTS

Court Costs And Attorneys'            (3)  in the absence of 1 or 2 above, an
Fees                                       arbitration panel agrees, after a
(continued)                                review of an agreed statement of
                                           facts between the COMPANY and the
                                           ASSURED, that an EMPLOYEE would be
                                           found guilty of LARCENY OR
                                           EMBEZZLEMENT if such EMPLOYEE were
                                           prosecuted.

                                      The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                                      If the COMPANY declines to defend the
                                      ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                      If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE
                                      AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                                      If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT
                                      OF LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS for the applicable INSURING
                                      CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
                                      LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS for the applicable INSURING
                                      CLAUSE bears to the total of the amount
                                      demanded in such suit or legal proceeding.

                                      If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
                                      INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE
                                      AMOUNT, bears to the total amount
                                      demanded.

                                      Amounts paid by the COMPANY for court
                                      costs and attorneys' fees shall be in
                                      addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19

CONDITIONS AND LIMITATIONS

Definitions                      1.   As used in this Bond:

                                      a.   COMPUTER SYSTEM means a computer and
                                           all input, output, processing,
                                           storage, off-line media libraries,
                                           and communication facilities which
                                           are connected to the computer and
                                           which are under the control and
                                           supervision of the operating
                                           system(s) or application(s) software
                                           used by the ASSURED.

                                      b.   COUNTERFEIT means an imitation of an
                                           actual valid original which is
                                           intended to deceive and be taken as
                                           the original.

                                      c.   CUSTODIAN means the institution
                                           designated by an INVESTMENT COMPANY
                                           to maintain possession and control of
                                           its assets.

                                      d.   CUSTOMER means an individual,
                                           corporate, partnership, trust
                                           customer, shareholder or subscriber
                                           of an INVESTMENT COMPANY which has a
                                           written agreement with the ASSURED
                                           for VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION.

                                      e.   EMPLOYEE means:

                                           (1)  an officer of the ASSURED,

                                           (2)  a natural person while in the
                                                regular service of the ASSURED
                                                at any of the ASSURED'S premises
                                                and compensated directly by the
                                                ASSURED through its payroll
                                                system and subject to the United
                                                States Internal Revenue Service
                                                Form W-2 or equivalent income
                                                reporting plans of other
                                                countries, and whom the ASSURED
                                                has the right to control and
                                                direct both as to the result to
                                                be accomplished and details and
                                                means by which such result is
                                                accomplished in the performance
                                                of such service,

                                           (3)  a guest student pursuing studies
                                                or performing duties in any of
                                                the ASSURED'S premises,

                                           (4)  an attorney retained by the
                                                ASSURED and an employee of such
                                                attorney while either is
                                                performing legal services for
                                                the ASSURED,

                                           (5)  a natural person provided by an
                                                employment contractor to perform
                                                employee duties for the ASSURED
                                                under the ASSURED'S supervision
                                                at any of the ASSURED'S
                                                premises,

                                           (6)  an employee of an institution
                                                merged or consolidated with the
                                                ASSURED prior to the effective
                                                date of this Bond,

                                           (7)  a director or trustee of the
                                                ASSURED, but only while
                                                performing acts within the scope
                                                of the customary and usual
                                                duties of any officer or other
                                                employee of the ASSURED or while
                                                acting as a member of any
                                                committee duly elected or
                                                appointed to examine or audit or
                                                have custody of or access to
                                                PROPERTY of the ASSURED, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19

CONDITIONS AND LIMITATIONS

Definitions                                (8)  each natural person, partnership
(continued)                                     or corporation authorized by
                                                written agreement with the
                                                ASSURED to perform services as
                                                electronic data processor of
                                                checks or other accounting
                                                records related to such checks
                                                but only while such person,
                                                partnership or corporation is
                                                actually performing such
                                                services and not:

                                                a.   creating, preparing,
                                                     modifying or maintaining
                                                     the ASSURED'S computer
                                                     software or programs, or

                                                b.   acting as transfer agent or
                                                     in any other agency
                                                     capacity in issuing checks,
                                                     drafts or securities for
                                                     the ASSURED,

                                           (9)  any partner, officer or employee
                                                of an investment advisor, an
                                                underwriter (distributor), a
                                                transfer agent or shareholder
                                                accounting recordkeeper, or an
                                                administrator, for an INVESTMENT
                                                COMPANY while performing acts
                                                coming within the scope of the
                                                customary and usual duties of an
                                                officer or employee of an
                                                INVESTMENT COMPANY or acting as
                                                a member of any committee duly
                                                elected or appointed to examine,
                                                audit or have custody of or
                                                access to PROPERTY of AN
                                                INVESTMENT COMPANY.

                                                The term EMPLOYEE shall not
                                                include any partner, officer or
                                                employee of a transfer agent,
                                                shareholder accounting
                                                recordkeeper or administrator:

                                                a.   which is not an "affiliated
                                                     person" (as defined in
                                                     Section 2(a) of the
                                                     Investment Company Act of
                                                     1940) of an INVESTMENT
                                                     COMPANY or of the
                                                     investment advisor or
                                                     underwriter (distributor)
                                                     of such INVESTMENT COMPANY,
                                                     or

                                                b.   which is a "bank" (as
                                                     defined in Section 2(a) of
                                                     the Investment Company Act
                                                     of 1940).

                                                     This Bond does not afford
                                                     coverage in favor of the
                                                     employers of persons as set
                                                     forth in e. (4), (5) and
                                                     (8) above, and upon payment
                                                     to the ASSURED by the
                                                     COMPANY resulting directly
                                                     from LARCENY OR
                                                     EMBEZZLEMENT committed by
                                                     any of the partners,
                                                     officers or employees of
                                                     such employers, whether
                                                     acting alone or in
                                                     collusion with others, an
                                                     assignment of such of the
                                                     ASSURED'S rights and causes
                                                     of action as it may have
                                                     against such employers by
                                                     reason of such acts so
                                                     committed shall, to the
                                                     extent of such payment, be
                                                     given by the ASSURED to the
                                                     COMPANY, and the ASSURED
                                                     shall execute all papers
                                                     necessary to secure to the
                                                     COMPANY the rights provided
                                                     for herein.

                                                     Each employer of persons as
                                                     set forth in e.(4), (5) and
                                                     (8) above and the partners,
                                                     officers and other
                                                     employees of such employers
                                                     shall collectively be
                                                     deemed to be one person for
                                                     all the purposes of this
                                                     Bond; excepting, however,
                                                     the fifth paragraph of
                                                     Section 13.

                                                     Independent contractors not
                                                     specified in e.(4), (5) or
                                                     (8) above, intermediaries,
                                                     agents, brokers or other
                                                     representatives of the same
                                                     general character shall not
                                                     be considered EMPLOYEES.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19

CONDITIONS AND LIMITATIONS

Definitions                           f.   FORGERY means the signing of the name
(continued)                                of another natural person with the
                                           intent to deceive but does not mean a
                                           signature which consists in whole or
                                           in part of one's own name, with or
                                           without authority, in any capacity
                                           for any purpose.

                                      g.   INVESTMENT COMPANY means any
                                           investment company registered under
                                           the Investment Company Act of 1940
                                           and listed under the NAME OF ASSURED
                                           on the DECLARATIONS.

                                      h.   ITEMS OF DEPOSIT means one or more
                                           checks or drafts drawn upon a
                                           financial institution in the United
                                           States of America.

                                      i.   LARCENY OR EMBEZZLEMENT means larceny
                                           or embezzlement as defined in Section
                                           37 of the Investment Company Act of
                                           1940.

                                      j.   PROPERTY means money, revenue and
                                           other stamps; securities; including
                                           any note, stock, treasury stock,
                                           bond, debenture, evidence of
                                           indebtedness, certificate of deposit,
                                           certificate of interest or
                                           participation in any profit- sharing
                                           agreement, collateral trust
                                           certificate, preorganization
                                           certificate or subscription,
                                           transferable share, investment
                                           contract, voting trust certificate,
                                           certificate of deposit for a
                                           security, fractional undivided
                                           interest in oil, gas, or other
                                           mineral rights, any interest or
                                           instruments commonly known as a
                                           security under the Investment Company
                                           Act of 1940, any other certificate of
                                           interest or participation in,
                                           temporary or interim certificate for,
                                           receipt for, guarantee of, or warrant
                                           or right to subscribe to or purchase
                                           any of the foregoing; bills of
                                           exchange; acceptances; checks;
                                           withdrawal orders; money orders;
                                           travelers' letters of credit; bills
                                           of lading; abstracts of title;
                                           insurance policies, deeds, mortgages
                                           on real estate and/or upon chattels
                                           and interests therein; assignments of
                                           such policies, deeds or mortgages;
                                           other valuable papers, including
                                           books of accounts and other records
                                           used by the ASSURED in the conduct of
                                           its business (but excluding all
                                           electronic data processing records);
                                           and, all other instruments similar to
                                           or in the nature of the foregoing in
                                           which the ASSURED acquired an
                                           interest at the time of the ASSURED'S
                                           consolidation or merger with, or
                                           purchase of the principal assets of,
                                           a predecessor or which are held by
                                           the ASSURED for any purpose or in any
                                           capacity and whether so held
                                           gratuitously or not and whether or
                                           not the ASSURED is liable therefor.

                                      k.   RELATIVE means the spouse of an
                                           EMPLOYEE or partner of the ASSURED
                                           and any unmarried child supported
                                           wholly by, or living in the home of,
                                           such EMPLOYEE or partner and being
                                           related to them by blood, marriage or
                                           legal guardianship.

                                      l.   SECURITIES, DOCUMENTS OR OTHER
                                           WRITTEN INSTRUMENTS means original
                                           (including original counterparts)
                                           negotiable or non-negotiable
                                           instruments, or assignments thereof,
                                           which in and of themselves represent
                                           an equitable interest, ownership, or
                                           debt and which are in the ordinary
                                           course of business transferable by
                                           delivery of such instruments with any
                                           necessary endorsements or
                                           assignments.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

CONDITIONS AND LIMITATIONS

Definitions                           m.   SUBSIDIARY means any organization
(continued)                                that, at the inception date of this
                                           Bond, is named in the APPLICATION or
                                           is created during the BOND PERIOD and
                                           of which more than fifty percent
                                           (50%) of the outstanding securities
                                           or voting rights representing the
                                           present right to vote for election of
                                           directors is owned or controlled by
                                           the ASSURED either directly or
                                           through one or more of its
                                           subsidiaries.

                                      n.   TRANSPORTATION COMPANY means any
                                           organization which provides its own
                                           or its leased vehicles for
                                           transportation or which provides
                                           freight forwarding or air express
                                           services.

                                      o.   VOICE INITIATED ELECTION means any
                                           election concerning dividend options
                                           available to INVESTMENT COMPANY
                                           shareholders or subscribers which is
                                           requested by voice over the
                                           telephone.

                                      p.   VOICE INITIATED REDEMPTION means any
                                           redemption of shares issued by an
                                           INVESTMENT COMPANY which is requested
                                           by voice over the telephone.

                                      q.   VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION means any VOICE INITIATED
                                           REDEMPTION or VOICE INITIATED
                                           ELECTION.

                                      For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -             2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable to All Insuring            COVER:
Clauses
                                      a.   loss not reported to the COMPANY in
                                           writing within sixty (60) days after
                                           termination of this Bond as an
                                           entirety;

                                      b.   loss due to riot or civil commotion
                                           outside the United States of America
                                           and Canada, or any loss due to
                                           military, naval or usurped power, war
                                           or insurrection. This Section 2.b.,
                                           however, shall not apply to loss
                                           which occurs in transit in the
                                           circumstances recited in INSURING
                                           CLAUSE 3., provided that when such
                                           transit was initiated there was no
                                           knowledge on the part of any person
                                           acting for the ASSURED of such riot,
                                           civil commotion, military, naval or
                                           usurped power, war or insurrection;

                                      c.   loss resulting from the effects of
                                           nuclear fission or fusion or
                                           radioactivity;

                                      d.   loss of potential income including,
                                           but not limited to, interest and
                                           dividends not realized by the ASSURED
                                           or by any customer of the ASSURED;

                                      e.   damages of any type for which the
                                           ASSURED is legally liable, except
                                           compensatory damages, but not
                                           multiples thereof, arising from a
                                           loss covered under this Bond;

                                      f.   costs, fees and expenses incurred by
                                           the ASSURED in establishing the
                                           existence of or amount of loss under
                                           this Bond, except to the extent
                                           covered under INSURING CLAUSE 11.;

                                      g.   loss resulting from indirect or
                                           consequential loss of any nature;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19

CONDITIONS AND LIMITATIONS

General Exclusions -                  h.   loss resulting from dishonest acts by
Applicable to All Insuring                 any member of the Board of Directors
Clauses                                    or Board of Trustees of the ASSURED
(continued)                                who is not an EMPLOYEE, acting alone
                                           or in collusion with others;

                                      i.   loss, or that part of any loss,
                                           resulting solely from any violation
                                           by the ASSURED or by any EMPLOYEE:

                                           (1)  of any law regulating:

                                                a.   the issuance, purchase or
                                                     sale of securities,

                                                b.   securities transactions on
                                                     security or commodity
                                                     exchanges or the over the
                                                     counter market,

                                                c.   investment companies,

                                                d.   investment advisors, or

                                           (2)  of any rule or regulation made
                                           pursuant to any such law; or

                                      j.   loss of confidential information,
                                           material or data;

                                      k.   loss resulting from voice requests or
                                           instructions received over the
                                           telephone, provided however, this
                                           Section 2.k. shall not apply to
                                           INSURING CLAUSE 7. or 9.

Specific Exclusions -            3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring            COVER:
Clauses Except Insuring
Clause 1.                             a.   loss caused by an EMPLOYEE, provided,
                                           however, this Section 3.a. shall not
                                           apply to loss covered under INSURING
                                           CLAUSE 2. or 3. which results
                                           directly from misplacement,
                                           mysterious unexplainable
                                           disappearance, or damage or
                                           destruction of PROPERTY;

                                      b.   loss through the surrender of
                                           property away from premises of the
                                           ASSURED as a result of a threat:

                                           (1)  to do bodily harm to any natural
                                                person, except loss of PROPERTY
                                                in transit in the custody of any
                                                person acting as messenger of
                                                the ASSURED, provided that when
                                                such transit was initiated there
                                                was no knowledge by the ASSURED
                                                of any such threat, and provided
                                                further that this Section 3.b.
                                                shall not apply to INSURING
                                                CLAUSE 7., or

                                           (2)  to do damage to the premises or
                                                PROPERTY of the ASSURED;

                                      c.   loss resulting from payments made or
                                           withdrawals from any account
                                           involving erroneous credits to such
                                           account;

                                      d.   loss involving ITEMS OF DEPOSIT which
                                           are not finally paid for any reason
                                           provided however, that this Section
                                           3.d. shall not apply to INSURING
                                           CLAUSE 10.;

                                      e.   loss of property while in the mail;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 12 of 19

CONDITIONS AND LIMITATIONS

Specific Exclusions -                 f.   loss resulting from the failure for
Applicable To All Insuring                 any reason of a financial or
Clauses Except Insuring                    depository institution, its receiver
Clause 1.                                  or other liquidator to pay or deliver
(continued)                                funds or other PROPERTY to the
                                           ASSURED provided further that this
                                           Section 3.f. shall not apply to loss
                                           of PROPERTY resulting directly from
                                           robbery, burglary, misplacement,
                                           mysterious unexplainable
                                           disappearance, damage, destruction or
                                           removal from the possession, custody
                                           or control of the ASSURED.

                                      g.   loss of PROPERTY while in the custody
                                           of a TRANSPORTATION COMPANY, provided
                                           however, that this Section 3.g. shall
                                           not apply to INSURING CLAUSE 3.;

                                      h.   loss resulting from entries or
                                           changes made by a natural person with
                                           authorized access to a COMPUTER
                                           SYSTEM who acts in good faith on
                                           instructions, unless such
                                           instructions are given to that person
                                           by a software contractor or its
                                           partner, officer, or employee
                                           authorized by the ASSURED to design,
                                           develop, prepare, supply, service,
                                           write or implement programs for the
                                           ASSURED's COMPUTER SYSTEM; or

                                      i.   loss resulting directly or indirectly
                                           from the input of data into a
                                           COMPUTER SYSTEM terminal, either on
                                           the premises of the customer of the
                                           ASSURED or under the control of such
                                           a customer, by a customer or other
                                           person who had authorized access to
                                           the customer's authentication
                                           mechanism.

Specific Exclusions -            4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring            COVER:
Clauses Except Insuring
Clauses 1., 4., And 5.                a.   loss resulting from the complete or
                                           partial non-payment of or default on
                                           any loan whether such loan was
                                           procured in good faith or through
                                           trick, artifice, fraud or false
                                           pretenses; provided, however, this
                                           Section 4.a. shall not apply to
                                           INSURING CLAUSE 8.;

                                      b.   loss resulting from forgery or any
                                           alteration;

                                      c.   loss involving a counterfeit
                                           provided, however, this Section 4.c.
                                           shall not apply to INSURING CLAUSE 5.
                                           or 6.

Limit Of Liability/Non-          5.   At all times prior to termination of this
Reduction And Non-                    Bond, this Bond shall continue in force
Accumulation Of Liability             for the limit stated in the applicable
                                      sections of ITEM 2. of the DECLARATIONS,
                                      notwithstanding any previous loss for
                                      which the COMPANY may have paid or be
                                      liable to pay under this Bond provided,
                                      however, that the liability of the COMPANY
                                      under this Bond with respect to all loss
                                      resulting from:

                                      a.   any one act of burglary, robbery or
                                           hold-up, or attempt thereat, in which
                                           no EMPLOYEE is concerned or
                                           implicated, or

                                      b.   any one unintentional or negligent
                                           act on the part of any one person
                                           resulting in damage to or destruction
                                           or misplacement of PROPERTY, or

                                      c.   all acts, other than those specified
                                           in a. above, of any one person, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 13 of 19

CONDITIONS AND LIMITATIONS

Limit Of Liability/Non-               d.   any one casualty or event other than
Reduction And Non-Accumulation             those specified in a., b., or c.
Of Liability (continued)                   above, shall be deemed to be one loss
                                           and shall be limited to the
                                           applicable LIMIT OF LIABILITY stated
                                           in ITEM 2. of the DECLARATIONS of
                                           this Bond irrespective of the total
                                           amount of such loss or losses and
                                           shall not be cumulative in amounts
                                           from year to year or from period to
                                           period.

                                      All acts, as specified in c. above, of any one person which

                                      i.   directly or indirectly aid in any way
                                           wrongful acts of any other person or
                                           persons, or

                                      ii.  permit the continuation of wrongful
                                           acts of any other person or persons

                                      whether such acts are committed with or
                                      without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery                        6.   This Bond applies only to loss first
                                      discovered by an officer of the ASSURED
                                      during the BOND PERIOD. Discovery occurs
                                      at the earlier of an officer of the
                                      ASSURED being aware of:

                                      a.   facts which may subsequently result
                                           in a loss of a type covered by this
                                           Bond, or

                                      b.   an actual or potential claim in which
                                           it is alleged that the ASSURED is
                                           liable to a third party,

                                      regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof -      7.   a.   The ASSURED shall give the COMPANY
Legal Proceedings Against                  notice thereof at the earliest
Company                                    practicable moment, not to exceed
                                           sixty (60) days after discovery of
                                           loss, in an amount that is in excess
                                           of 50% of the applicable DEDUCTIBLE
                                           AMOUNT, as stated in ITEM 2. of the
                                           DECLARATIONS.

                                      b.   The ASSURED shall furnish to the
                                           COMPANY proof of loss, duly sworn to,
                                           with full particulars within six (6)
                                           months after such discovery.

                                      c.   Securities listed in a proof of loss
                                           shall be identified by certificate or
                                           bond numbers, if issued with them.

                                      d.   Legal proceedings for the recovery of
                                           any loss under this Bond shall not be
                                           brought prior to the expiration of
                                           sixty (60) days after the proof of
                                           loss is filed with the COMPANY or
                                           after the expiration of twenty-four
                                           (24) months from the discovery of
                                           such loss.

                                      e.   This Bond affords coverage only in
                                           favor of the ASSURED. No claim, suit,
                                           action or legal proceedings shall be
                                           brought under this Bond by anyone
                                           other than the ASSURED.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 14 of 19

CONDITIONS AND LIMITATIONS

Notice To Company - Proof -           f.   Proof of loss involving VOICE
Legal Proceedings Against                  INITIATED FUNDS TRANSFER INSTRUCTION
Company                                    shall include electronic recordings
(continued)                                of such instructions.

Deductible Amount                8.   The COMPANY shall not be liable under any
                                      INSURING CLAUSES of this Bond on account
                                      of loss unless the amount of such loss,
                                      after deducting the net amount of all
                                      reimbursement and/or recovery obtained or
                                      made by the ASSURED, other than from any
                                      Bond or policy of insurance issued by an
                                      insurance company and covering such loss,
                                      or by the COMPANY on account thereof prior
                                      to payment by the COMPANY of such loss,
                                      shall exceed the DEDUCTIBLE AMOUNT set
                                      forth in ITEM 3. of the DECLARATIONS, and
                                      then for such excess only, but in no event
                                      for more than the applicable LIMITS OF
                                      LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS.

                                      There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
                                      sustained by any INVESTMENT COMPANY.

Valuation                        9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                                      The value of any loss of PROPERTY
                                      consisting of books of account or other
                                      records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                                      The value of any loss of PROPERTY other
                                      than books of account or other records
                                      used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                                      In the case of a loss of interim
                                      certificates, warrants, rights or other
                                      securities, the production of which is
                                      necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                                      OTHER PROPERTY

                                      The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19

CONDITIONS AND LIMITATIONS
(continued)

Securities Settlement            10.  In the event of a loss of securities
                                      covered under this Bond, the COMPANY may,
                                      at its sole discretion, purchase
                                      replacement securities, tender the value
                                      of the securities in money, or issue its
                                      indemnity to effect replacement
                                      securities.

                                      The indemnity required from the ASSURED
                                      under the terms of this Section against
                                      all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                                      a.   for securities having a value less
                                           than or equal to the applicable
                                           DEDUCTIBLE AMOUNT - one hundred
                                           (100%) percent;

                                      b.   for securities having a value in
                                           excess of the DEDUCTIBLE AMOUNT but
                                           within the applicable LIMIT OF
                                           LIABILITY - the percentage that the
                                           DEDUCTIBLE AMOUNT bears to the value
                                           of the securities;

                                      c.   for securities having a value greater
                                           than the applicable LIMIT OF
                                           LIABILITY - the percentage that the
                                           DEDUCTIBLE AMOUNT and portion in
                                           excess of the applicable LIMIT OF
                                           LIABILITY bears to the value of the
                                           securities.

                                      The value referred to in Section 10.a.,
                                      b., and c. is the value in accordance with
                                      Section 9, VALUATION, regardless of the
                                      value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                                      The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                                      The ASSURED shall pay the proportion of
                                      the Company's premium charge for the
                                      Company's indemnity as set forth in
                                      Section 10.a., b., and c. No portion of
                                      the LIMIT OF LIABILITY shall be used as
                                      payment of premium for any indemnity
                                      purchased by the ASSURED to obtain
                                      replacement securities.

Subrogation - Assignment -       11.  In the event of a payment under this Bond,
Recovery                              the COMPANY shall be subrogated to all of
                                      the ASSURED'S rights of recovery against
                                      any person or entity to the extent of such
                                      payment. On request, the ASSURED shall
                                      deliver to the COMPANY an assignment of
                                      the ASSURED'S rights, title and interest
                                      and causes of action against any person or
                                      entity to the extent of such payment.

                                      Recoveries, whether effected by the
                                      COMPANY or by the ASSURED, shall be
                                      applied net of the expense of such
                                      recovery in the following order:

                                      a.   first, to the satisfaction of the
                                           ASSURED'S loss which would otherwise
                                           have been paid but for the fact that
                                           it is in excess of the applicable
                                           LIMIT OF LIABILITY,

                                      b.   second, to the COMPANY in
                                           satisfaction of amounts paid in
                                           settlement of the ASSURED'S claim,

                                      c.   third, to the ASSURED in satisfaction
                                           of the applicable DEDUCTIBLE AMOUNT,
                                           and


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19

CONDITIONS AND LIMITATIONS

Subrogation - Assignment -            d.   fourth, to the ASSURED in
Recovery                                   satisfaction of any loss suffered by
(continued)                                the ASSURED which was not covered
                                           under this Bond.

                                      Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured           12.  At the COMPANY'S request and at reasonable
                                      times and places designated by the
                                      COMPANY, the ASSURED shall:

                                      a.   submit to examination by the COMPANY
                                           and subscribe to the same under oath,

                                      b.   produce for the COMPANY'S examination
                                           all pertinent records, and

                                      c.   cooperate with the COMPANY in all
                                           matters pertaining to the loss.

                                      The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination                      13.  If the Bond is for a sole ASSURED, it
                                      shall not be terminated unless written
                                      notice shall have been given by the acting
                                      party to the affected party and to the
                                      Securities and Exchange Commission,
                                      Washington, D.C., not less than sixty (60)
                                      days prior to the effective date of such
                                      termination.

                                      If the Bond is for a joint ASSURED, it
                                      shall not be terminated unless written
                                      notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT
                                      COMPANIES and to the Securities and
                                      Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                                      This Bond will terminate as to any one
                                      ASSURED, other than an INVESTMENT COMPANY:

                                      a.   immediately on the taking over of
                                           such ASSURED by a receiver or other
                                           liquidator or by State or Federal
                                           officials, or

                                      b.   immediately on the filing of a
                                           petition under any State or Federal
                                           statute relative to bankruptcy or
                                           reorganization of the ASSURED, or
                                           assignment for the benefit of
                                           creditors of the ASSURED, or

                                      c.   immediately upon such ASSURED ceasing
                                           to exist, whether through merger into
                                           another entity, disposition of all of
                                           its assets or otherwise.

                                      The COMPANY shall refund the unearned
                                      premium computed at short rates in
                                      accordance with the standard short rate
                                      cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19

CONDITIONS AND LIMITATIONS

Termination                           If any partner, director, trustee, or
(continued)                           officer or supervisory employee of an
                                      ASSURED not acting in collusion with an
                                      EMPLOYEE learns of any dishonest act
                                      committed by such EMPLOYEE at any time,
                                      whether in the employment of the ASSURED
                                      or otherwise, whether or not such act is
                                      of the type covered under this Bond, and
                                      whether against the ASSURED or any other
                                      person or entity, the ASSURED:

                                      a.   shall immediately remove such
                                           EMPLOYEE from a position that would
                                           enable such EMPLOYEE to cause the
                                           ASSURED to suffer a loss covered by
                                           this Bond; and

                                      b.   within forty-eight (48) hours of
                                           learning that an EMPLOYEE has
                                           committed any dishonest act, shall
                                           notify the COMPANY, of such action
                                           and provide full particulars of such
                                           dishonest act.

                                      The COMPANY may terminate coverage as
                                      respects any EMPLOYEE sixty (60) days
                                      after written notice is received by each ASSURED INVESTMENT COMPANY and the
                                      Securities and Exchange Commission,
                                      Washington, D.C. of its desire to
                                      terminate this Bond as to such EMPLOYEE.

Other Insurance                  14.  Coverage under this Bond shall apply only
                                      as excess over any valid and collectible
                                      insurance, indemnity or suretyship
                                      obtained by or on behalf of:

                                      a.   the ASSURED,

                                      b.   a TRANSPORTATION COMPANY, or

                                      c.   another entity on whose premises the
                                           loss occurred or which employed the
                                           person causing the loss or engaged
                                           the messenger conveying the PROPERTY
                                           involved.

Conformity                       15.  If any limitation within this Bond is
                                      prohibited by any law controlling this
                                      Bond's construction, such limitation shall
                                      be deemed to be amended so as to equal the
                                      minimum period of limitation provided by
                                      such law.

Change or Modification           16.  This Bond or any instrument amending or
                                      affecting this Bond may not be changed or
                                      modified orally. No change in or
                                      modification of this Bond shall be
                                      effective except when made by written
                                      endorsement to this Bond signed by an
                                      authorized representative of the COMPANY.

                                      If this Bond is for a sole ASSURED, no
                                      change or modification which would
                                      adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange
                                      Commission, Washington, D.C., by the
                                      acting party.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 18 of 19

CONDITIONS AND LIMITATIONS

Change or Modification           If this Bond is for a joint ASSURED, no charge
                                 or modification which would (continued)
                                 adversely affect the rights of the ASSURED
                                 shall be effective prior to sixty (60) days
                                 after written notice has been furnished to all
                                 insured INVESTMENT COMPANIES and to the
                                 Securities and Exchange Commission, Washington,
                                 D.C., by the COMPANY.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19

                                 FEDERAL INSURANCE COMPANY
                                 Endorsement No.: 1
                                 Bond Number: 81391876

NAME OF ASSURED: ASTON FUNDS

                   TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     12.  Telefacsimile Instruction

          Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other PROPERTY or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a CUSTOMER, financial institution or another office of the ASSURED by TELEFACSIMILE directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or PROPERTY or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such TELEFACSIMILE instructions:

          a. bear a valid test key exchanged between the ASSURED and a CUSTOMER or another financial institution with authority to use such test key for TELEFACSIMILE instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

          b. fraudulently purport to have been sent by such CUSTOMER or financial institution when such TELEFACSIMILE instructions were transmitted without the knowledge or consent of such CUSTOMER or financial institution by a person other than such CUSTOMER or financial institution and which bear a FORGERY of a signature, provided that the TELEFACSIMILE instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the CUSTOMER, or an employee of another financial institution.

2. By deleting from Section 1., Definitions, the definition of CUSTOMER in its entirety, and substituting the following:

     d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTION or TELEFACSIMILE Instruction.


ICAP Bond
Form 17-02-2367 (Rev. 10-03) Page 1 of 2

3.   By adding to Section 1., Definitions, the following:

     y. TELEFACSIMILE means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. TELEFACSIMILE does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4. By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

     j. loss resulting directly or indirectly from TELEFACSIMILE instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 12, 2007                   By: /s/ Robert Hamburger
                                             ----------------------------
                                              Authorized Representative

ICAP Bond
Form 17-02-2367 (Rev. 10-03) Page 2 of 2

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 2
                                                       Bond Number: 81391876

NAME OF ASSURED: ASTON FUNDS

     AMENDING VOICE INITIATED FUNDS TRANSFER INSTRUCTION ENDORSEMENT

     It is agreed that this Bond is amended as follows:

     i. By deleting INSURING CLAUSE 9. in its entirety and substituting the following:

     9.   Voice Initiated Funds Transfer Instruction

          Loss resulting directly from the ASSURED having transferred any funds on the faith of any VOICE INITIATED FUNDS TRANSFER INSTRUCTION made by a person purporting to be:

          a.   a CUSTOMER, or

          b.   an authorized representative of the CUSTOMER, or

          c. an EMPLOYEE who was authorized by the ASSURED to instruct other EMPLOYEES to transfer funds,

          provided, however, such instructions were received by an EMPLOYEE specifically designated to receive and act upon such instructions, and such acts were committed by said person for the purpose of making an improper personal financial gain for such person or any other person.

          The following conditions are precedent to coverage under this INSURING
          CLAUSE:

          a. The ASSURED will record all VOICE INITIATED FUNDS TRANSFER INSTRUCTION. The ASSURED, however, shall not be deprived of coverage under this INSURING CLAUSE if at the time of filing proof of loss, as set forth in Section 7. of this Bond, the ASSURED is unable to produce such electronic recordings solely because of failure of the electronic recording equipment to audibly record such instructions.

          b. The ASSURED shall verify all VOICE INITIATED FUNDS TRANSFER INSTRUCTION in excess of the DEDUCTIBLE AMOUNT stated in ITEM
               3.9. of the DECLARATIONS by a direct electronically recorded call back to the CUSTOMER when such instructions:

               (1) involve a request to transfer funds to other than the CUSTOMER'S account,

               (2)  are non-repetitive, or

               (3) are not in accordance with the parameters contained in the written voice initiated funds transfer agreement between the ASSURED and the CUSTOMER.


ICAP Bond
Form 17-02-2372 (Ed. 10-00) Page 1

2. By deleting in its entirety from Section 1., Definitions, the definition of CUSTOMER and VOICE INITIATED FUNDS TRANSFER INSTRUCTION and substituting the following:

     d. CUSTOMER means any corporation, partnership, proprietor, trust or individual having an account with the ASSURED and which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS.

     q. VOICE INITIATED FUNDS TRANSFER INSTRUCTION means those oral instructions authorizing the transfer of funds in a CUSTOMER'S account to a financial institution for credit to accounts designated by the
          CUSTOMER:

          (1)  made over the telephone;

          (2) directed to those EMPLOYEES specifically authorized by the ASSURED to receive such instructions by telephone at the ASSURED's offices;

          (3)  which were electronically recorded.

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 12, 2007                   By: /s/ Robert Hamburger
                                             ----------------------------
                                              Authorized Representative

ICAP Bond
Form 17-02-2372 (Ed. 10-00) Page 2

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 3
                                                       Bond Number: 81391876

NAME OF ASSURED: ASTON FUNDS

                   AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     12.  Automated Telephone System Transaction

          Loss resulting directly from the ASSURED having transferred funds on the faith of any AUTOMATED PHONE SYSTEM (APS) TRANSACTION, where the request for such APS TRANSACTION is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all APS DESIGNATED PROCEDURES. A single failure of the ASSURED to maintain and follow a particular APS DESIGNATED PROCEDURE in a particular APS TRANSACTION will not preclude coverage under this INSURING CLAUSE.

2.   By adding to Section 1., Definitions, the following:

     r.   APS DESIGNATED PROCEDURES means all of the following procedures:

          (1) No APS TRANSACTION shall be executed unless the shareholder or unitholder to whose account such an APS TRANSACTION relates has previously elected to APS TRANSACTIONS. (Election in Application)

          (2) All APS TRANSACTIONS shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging)

               Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

          (3) The caller in any request for an APS TRANSACTION, before executing that APS TRANSACTION must enter a personal identification number (PIN), social security number and account number. (Identity Test)

               If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)


    ICAP Bond
    Form 17-02-2345 (Ed. 10-00) Page 1 of 3

          (4) A written confirmation of any APS TRANSACTION or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such APS TRANSACTION. (Written Confirmation)

          (5) Access to the equipment which permits the entity receiving the APS TRANSACTION request to process and effect the transaction shall be limited in the following manner: (Access to APS Equipment)

     s. APS ELECTION means any election concerning various account features available to the shareholder or unitholder which is made through the AUTOMATED PHONE SYSTEM by means of information transmitted by an individual caller through use of a AUTOMATED PHONE SYSTEM. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

     t. APS EXCHANGE means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the AUTOMATED PHONE SYSTEM by means of information transmitted by an individual caller through use of an AUTOMATED PHONE SYSTEM.

     u. APS PURCHASE means any purchase of shares or units issued by an INVESTMENT COMPANY which is requested through an AUTOMATED PHONE SYSTEM.

     v. APS REDEMPTION means any redemption of shares or units issued by an INVESTMENT COMPANY which it requested through the telephone by means of information transmitted by an individual caller through use of a AUTOMATED PHONE SYSTEM.

     w. APS TRANSACTION means any APS PURCHASE, APS REDEMPTION, APS ELECTION or APS EXCHANGE.

     x. AUTOMATED PHONE SYSTEM means an automated system which receives and converts to executable instructions transmissions through the AUTOMATED PHONE SYSTEM through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3.   By adding the following Section after Section 4., Specific
     Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

     Section 4.A Specific Exclusion-Applicable to Insuring Clause 12

     THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER UNDER INSURING CLAUSE 12:

     Loss resulting from:

     a. the redemption of shares or units, where the proceeds of such redemption are made payable to other than:

          (1)  the shares or units of record,

          (2)  a person designated to receive redemption proceeds, or

          (3)  a bank account designated to receive redemption proceeds, or

     b. the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an AUTOMATED PHONE SYSTEM or in writing, at least thirty
          (30) days prior to such redemption, or


     ICAP Bond
     Form 17-02-2345 (Ed. 10-00) Page 2 of 3

     c. the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 12, 2007                   By: /s/ Robert Hamburger
                                             ----------------------------
                                              Authorized Representative

ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 3 of 3

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: December 31, 2006       FEDERAL INSURANCE COMPANY
                                                Endorsement/Rider No. 4
                                                To be attached to and
                                                form a part of Bond No. 81391876

Issued to: ASTON FUNDS

     DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                  ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

     If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

                                           By: /s/ Robert Hamburger
                                              ----------------------------
                                               Authorized Representative

17-02-2437 (12/2006) rev. Page 1

Effective date of
this endorsement: December 31, 2006   FEDERAL INSURANCE COMPANY
                                      Endorsement No.: 5
                                      To be attached to and form a part of Bond
                                      Number: 81391876

Issued to: ASTON FUNDS

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 12, 2007                   By: /s/ Robert Hamburger
                                             ----------------------------
                                              Authorized Representative


Form 14-02-9228 (Ed. 4/2004)

                                  CHUBB & SON, DIV. OF FEDERAL INSURANCE COMPANY AS MANAGER OF THE MEMBER INSURERS OF THE
                                  CHUBB GROUP OF INSURANCE COMPANIES

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any questions about this notice, please contact your agent or broker.


Form 10-02-1281 (Ed. 1/2003)

                                IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.


Form 14-02-12160 (ed. 7/2006)

                        ASSISTANT SECRETARY'S CERTIFICATE

     I, Marc Peirce, Assistant Secretary of Aston Funds (the "Trust"), hereby certify that the following resolutions have been adopted by the Board of Trustees of the Trust, at a meeting duly called and held on December 21, 2006, at which a quorum was present and acting throughout:

RESOLVED,                        that the Board of Trustees of Aston Funds (the
                                 "Trust"), including a majority of the Trustees
                                 who are not "interested persons," hereby
                                 approves the Fidelity Bond written by the Chubb
                                 Group of Insurance Companies (the "Bond") in
                                 the aggregate amount of $3,000,000, for the
                                 period December 31, 2006 through December 31,
                                 2007, at a cost of $18,500, covering, among
                                 others, officers of the Trust, and that said
                                 Bond is in accordance with the requirements of
                                 Rule 17g-1 promulgated by the Securities and
                                 Exchange Commission ("SEC") under Section 17(g)
                                 of the Investment Company Act of 1940, as
                                 amended (the "1940 Act"); and

FURTHER RESOLVED,                that the form and amount of said Bond and the
                                 amount of the premium are reasonable, and that
                                 the Bond be, and it hereby is, approved and
                                 that the premium shall be allocated among the
                                 series of the Trust pro rata according to their
                                 relative net assets; and

FURTHER RESOLVED,                that the officers of the Trust be, and each of
                                 them acting alone hereby is, authorized and
                                 directed to make any and all payments and to do
                                 any and all other acts, in the name of the
                                 Trust and on its behalf, as they, or any of
                                 them, may determine to be necessary or
                                 desirable and proper in connection with or in
                                 furtherance of the foregoing resolutions,
                                 including the filing of the Fidelity Bond with
                                 the SEC and the making of other filings and the
                                 giving of notices required under Paragraph (g)
                                 of Rule 17g-1 under the 1940 Act.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 8th day of March, 2007.


                                        /s/ Marc Peirce
                                        ----------------------------------------
                                        Marc Peirce
                                        Assistant Secretary